Annex B

Transactions in the Class C Common Stock during the Past Sixty (60) Days ended April 1, 2026.

Legal Entity	Trade Date	Amount	Trade Price ($)	Buy/Sell
Clearway Energy Group LLC	02/23/2026	129	39.61	(1)
Clearway Energy Group LLC	02/23/2026	875	(2)	(2)
Clearway Energy Group LLC	03/13/2026	493	(2)	(2)
Clearway Energy Group LLC	03/26/2026	1,091	(2)	(2)
Clearway Energy Group LLC	03/31/2026	215,000	(3)	(3)
Clearway Energy Group LLC	04/01/2026	99,661	39.91	(1)
Clearway Energy Group LLC	04/01/2026	435,552	39.91	(4)

(1)	Shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock of the Issuer previously granted by Clearway Energy Group under its Long Term Equity Incentive Program to certain of its employees.

(2)	Represents shares of restricted stock of the Issuer previously granted by Clearway Energy Group LLC under its Long Term Equity Incentive Program forfeited by certain of its employees due to termination of service.

(3)	Pursuant to the Second Amended Exchange Agreement, the Class D Units of Clearway LLC were exchanged for shares of Class C Common Stock on a one-for-one basis. An equivalent number of shares of Class D Common Stock were automatically canceled.

(4)	Shares of restricted stock of the Issuer granted by Clearway Energy Group under its Long Term Equity Incentive Program to one or more of its employees.